SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

POLICY OF TRANSACTIONS WITH RELATED PARTIES OF ELETROBRAS COMPANIES

Edition 3.0
12/23/2020

CLASSIFICATION: PUBLIC	1

Policy of Transactions with Related Parties of Eletrobras Companies

Areas in charge of the issuance

Finance & Investor Relations Board / Superintendence of Investor Relations and Governance, Risk and Compliance Board / Corporate Governance area.

Target audience

Employees, managers, officers and directors of Eletrobras companies.

Approval

Resolution RES-766/2020, from 12/21/2020, of Eletrobras’ Executive Board.

Deliberation DEL-223/2020, from 12/23/2020, of Eletrobras’ Board of Directors.

Repository

All policies of Eletrobras companies may be found online at:

https://eletrobras.com/en/Paginas/Bylaws-Policies-and-Manuals.aspx

Copyright and confidentiality

The contents of this document may not be reproduced without the proper consent. All rights reserved to Eletrobras and to all other Eletrobras companies.

Maximum review period: 1 year

History of Editions

Editions	Approval	Major changes
1.0	RES-836/2014, from 12/22/2014.	Not applicable.
2.0	RES-029/2018, from 01/15/2018 and DEL-005/2018, from 01/29/2018.	General revision of the policy.
3.0	RES-766/2020, from 12/21/2020 and DEL-223/2020, from 12/23/2020.	i. Update of items 4 (Guidelines), 5 (Responsibilities) and 6 (Concepts).

CLASSIFICATION: PUBLIC	2

Summary

1 Purpose	4
2 References	4
3 Principles	5
4 Guidelines	5
4.1 General Guidelines	5
4.2 Proposition	7
4.3 Structuring and approval	7
4.4 Prohibited transactions	8
4.5 Disclosure	9
4.5.1 Accounting disclosure	9
4.5.2 Disclosure of transactions with related parties to the capital market	9
5 Responsibilities	11
6 Concepts	12
7 General Provisions	15

CLASSIFICATION: PUBLIC	3

Introduction

It is the responsibility of Eletrobras’ Board of Directors, in accordance with the provisions contained in the company’s articles of incorporation, to approve a policy on transactions with related parties which complies with the requirements of competitiveness, compliance, transparency, fairness, and commutativity, which shall be revised at least annually.

1       Purpose

To establish guidelines and responsibilities aimed at guiding the execution of transactions with related parties (TRP), in order to safeguard the interests of Eletrobras, their shareholders and their companies, and to govern the transfer of information necessary to comply with the legislation of applicable capital market, in Brazil and abroad.

2       References

2.1	Eletrobras’ Articles of Incorporation.

2.2	Commission of Accounting Pronouncements (CPC) 05 (R1) – Disclosure concerning Related Parties.

2.3	Brazilian Institute of Corporate Governance (IBGC) – Guidance Letter on Transactions between Related Parties.

2.4	Policy of Transactions with Related Parties – SEST/MP proposed model.

2.5	B3 S.A.’s Outstanding Governance Program for State-Owned Companies.

2.6	Recommendations from the Brazilian Securities and Exchange Commission (CVM) on Corporate Governance, from June 2002.

2.7	Code of Ethical Conduct and Integrity of Eletrobras Companies.

2.8	Manual of the Board Member Representing Eletrobras Companies.

2.9	Consequence Policy of Eletrobras Companies.

2.10	Regulations of Responsibilities of Eletrobras Companies.

2.11	Enactments issued by the Brazilian Securities and Exchange Commission (CVM) – CVM Instructions No. 358/02, 480/09, 481/09, 488/10, 509/11, 520/12, 525/12, 547/14 and 552/14, CVM Resolution No. 642/10 and CVM Guidance Opinion No. 35/08 (CVM Opinion No. 35).

2.12	Decree No. 8,945 from December 27th, 2016 – regulates, within the scope of the Federal Government, Law No. 13,303 from June 30th, 2016, which provides for the legal status of public companies, semi-public companies and their subsidiaries, within the scope of the Federal Government, the States, the Federal District and the Municipalities.

2.13	Law No. 6,404 from December 15th, 1976 – Brazilian Corporations Law – provides for joint-stock companies.

2.14	Law No. 13,303 from June 30th, 2016 – State-Owned Companies Law – provides for the legal status of public companies, semi-public companies and their subsidiaries, within the scope of the Federal Government, the States, the Federal District and the Municipalities.
CLASSIFICATION: PUBLIC	4

3       Principles

3.1	Identification of actions and procedures to be followed for the satisfactory processing of conflicting interests.

3.2	Assurance of the effectiveness and independence of the negotiation and decision-making process.

3.3	Assurance of the strictly commutative nature of the agreed conditions or of the adequate compensatory payment.

3.4	Information to the market on the terms, conditions and parties involved in each transaction with related parties.

3.5	Adoption of the best corporate governance practices in transactions with related parties.

3.6	Compliance with the Code of Ethical Conduct and Integrity of Eletrobras Companies and applicable legislation.

3.7	Watching over the interest of the company in which they operate, preserving equity among all shareholders, ensuring the advantage that offsets the costs and risks of monitoring and image of the transaction with a related party.

3.8	Compliance with the loyalty and diligence duties.

3.9	Assurance of the disclosure of transactions with related parties, in an appropriate and timely manner, in accordance with applicable legislation.

4       Guidelines

4.1       General Guidelines

4.1.1	Eletrobras companies are capable of performing transactions with related parties to take advantage of synergies and to achieve operational efficiency, thus improving their jointly considered result.

4.1.2	Transactions with related parties entered into by Eletrobras companies must be commutative, mutually beneficial and negotiated under market conditions, or bring about an adequate compensation.

4.1.3	To be valid and legitimate, a transaction with related parties must be reasonable, justified and balanced, i.e., contracted on fair bases and market conditions, so that no business benefits exclusively only one of the parties.

4.1.4	The negotiation and decision-making processes must be effective, independent and have commutativity or an adequate compensatory payment. This way, the undue favoring of the related party is avoided to the detriment of the company's interest.

4.1.5	Whoever has a conflicting interest with the companies involved should not be a part of the negotiation, structuring or decision-making process.

4.1.6	The analysts of Eletrobras companies should examine the transaction with related parties proposed in relation to the alternatives available in the market in an informed, reflected and disinterested manner, and choose the one that best meets the company's interest.
CLASSIFICATION: PUBLIC	5

4.1.7	The analysts of Eletrobras companies must consult, prior to entering into a transaction, but not limited to Eletrobras’ Related Parties Register. If the transaction with a related party is configured, follow what is provided about it in this policy. Eletrobras’ Related Parties Register shall consist of:

a)	Eletrobras companies (direct or indirect subsidiaries);
b)	Federal Government, subsidiaries, affiliates and entities connected to them;
c)	affiliates, joint ventures, joint operations, structured entities;
d)	subsidiaries of affiliates;
e)	supplementary social security, assistance and health entities of Eletrobras companies;
f)	entities connected to the controlling shareholder; and
g)	companies linked to key management personnel or their relatives.

4.1.8	When the Federal Government (Public Authority) has significant influence on the decision-making of a certain company, a transaction with that company will be considered a transaction with a related party of Eletrobras.

4.1.9	Eletrobras companies' analysts must exercise, on a case-by-case basis, the preventive control over the admissibility of transactions with related parties, upon initial verification of its reasonableness and the adequacy of the decision-making mechanism adopted.

4.1.10	Transactions with related parties must be reviewed by considering three dimensions: the negotiation that preceded the transaction with related parties, the analysis concerning the advantage of the transaction compared to the costs of monitoring and image risks, when compared to the alternative transaction with an unrelated party, if any, and the result obtained.

4.1.11	When analyzing a transaction with related parties, Eletrobras companies' analysts should request that the technical areas involved in structuring the matter instruct it with elements required to identify whether they have commutativity. The test can be performed in two ways:

a)	by comparing the business with other similar ones already completed in the market (“Fairness Test”); or
b)	by comparing it with another hypothetic one, if it were completed with an independent third party, i.e., by verifying if the operation would be performed in the same terms with a third party that is not a related party ("Arms-length Bargain Comparison").

4.1.12	If any doubts appear while performing the commutativity tests or in case of complex operations (such as corporate restructuring), the analysis must be performed by an independent specialized institution not connected to the companies involved in the transaction with related parties.

4.1.13	After the commutativity tests, if the transaction with related parties is commutative, it must be verified whether it meets the interests of the company in which they operate.

4.1.14	When assessing the negotiation, the way in which the transaction with related parties was proposed, structured, deliberated, approved and disclosed must be taken into account.

4.1.15	The transactions with related parties must not arise from the influence of the related party in the formation of will of the business agency. They must result from the effective negotiation between independent parties and from the reasoned, reflected deliberation of the collegiate body, in the company's best interest.
CLASSIFICATION: PUBLIC	6

4.2       Proposition

4.2.1	In view of the possibility of performing a transaction with related parties as described in this policy, or which is listed in the disclosure stage (sub-item 4.5), the business managers should, as soon as possible, reveal, through an instruction on the matter which will be submitted for approval, the potential conflict over the transaction with related parties by the conflicting party.

4.3       Structuring and approval

4.3.1	The business managers must adhere to the CVM Instructions and to the applicable deadlines.

4.3.2	The responsibility of approval of a transaction with related parties depends on its materiality. Routine transactions with related parties performed in the ordinary course of business must be resolved according to the limits of authority of each of the management agencies, by taking into account the provisions contained in their articles of incorporation.

4.3.3	Eletrobras' Statutory Audit and Risks Committee (CAE) will assess and monitor, along with management and with the accounting department, the system of internal controls of disclosure of the transactions with related parties, and will also previously review the transactions appurtenant to the board of directors, in compliance with the Regulations of Authorities, involving Eletrobras and the Federal Government, their autonomous entities and foundations, and meeting the materiality criteria established in CVM Instruction No. 552/2014 and in its amendments, under the terms of this policy.

4.3.4	In order to fulfill its duty defined in this policy, Eletrobras' Statutory Audit and Risks Committee will have the advice of the proposing departments, such as accounting, power trading, financial, among others, of Eletrobras and their companies, each within their specialty.

4.3.4.1	The department that issues a statement regarding a transaction with related parties must provide such document in the matter of instruction to be considered in the applicable governance levels, subject to the terms according to sub-item 4.5 and the appendix of this policy, when applicable.

4.3.5	Eletrobras' Statutory Audit and Risks Committee may request, at their discretion, and for a sensitive transaction with related parties (strategic, such as investments and/or divestments), the appraisal of the board of directors of the respective company, even if it is in an amount lower than its limit of responsibility.

4.3.6	The area in charge of the transaction must submit, to Eletrobras' Statutory Audit and Risks Committee, for prior analysis, excluding the transactions referred to in items 4.3.7 and 4.3.8, the transactions with related parties entered into with:

a)	the Federal Government and its entities, companies controlled by Eletrobras, either directly or indirectly,; supplementary social security, assistance and health entities of Eletrobras companies; and Eletrobras' affiliates and companies controlled by Eletrobras' affiliates, all of which are the responsibility of Eletrobras' Board of Directors;

b)	companies rated in Eletrobras' Register of Related Parties as those bound to key management personnel, regardless of the amount of the transaction;

CLASSIFICATION: PUBLIC	7

c)	operations with early settlement (pre-payment) of debts involving federal financial institutions, in the cases requested by Eletrobras' Statutory Audit and Risks Committee; and

4.3.7	Transactions with related parties which are of an operational, recurring nature, integrating routine activities of the company and requiring a short-term decision to close the operation, are exempt from prior analysis, such as: transactions between Eletrobras and their subsidiaries, direct and indirect, short-term commercial electricity operations; treasury and cash management operations (foreign exchange operations in the cash market, forward with or without physical delivery or for future settlement, operations of financial investment of cash and contracting of securities and bank guarantees); fundraising operations, subject to Eletrobras' fundraising plan, in accordance with the current Business and Management Master Plan (PDNG); operations with the Federal Government and/or its entities occurring through a public competition process (bidding proceedings).

4.3.8	Transactions subject to specific regulation where there is no type of negotiation between the parties, with rules established for all companies, such as federal tax payments, are exempt from prior analysis and disclosure under the terms of ICVM No. 552/2014 and in a financial statement.

4.3.9	If a professional has an interest of their own or that conflicts with that of the company in the transaction with related parties, they must, justifiably, refrain from participating in the negotiation and from the decision-making process related to the operation. This obligation applies to shareholders, board members, directors, professionals in charge of structuring the operation and to any party related to these entities.

4.3.10	In addition to the usual instructional documents on the subject, the following information must be included in such documents to be approved:

a)	amount involved in the transaction with related parties;
b)	existing balances;
c)	terms and conditions;
d)	nature of the compensation to be paid;
e)	guarantee information given or received;
f)	allowance for doubtful debts and expenses from losses recognized during the period;
g)	compensation of the key management personnel;
h)	interest of the parent company and the subsidiary in a defined advantage plan with risks shared between entities of the company, if applicable;
i)	information regarding the execution of the "fairness test" or "arms-length bargain comparison" tests, their description and result, or, as applicable, description of the adequate compensatory payment; and
j)	information required by CVM Instruction and applicable legislation, for disclosure to the market.

4.4 Prohibited transactions

4.4.1 The following transactions with related parties are prohibited:

a)	those performed under conditions other than those of the market, or that, in any way, may harm the Company’s interests;
b)	those involving the participation of employees and administrators whose businesses of a private or personal nature interfere or conflict with the Company’s interests or result from the use of confidential information obtained due to the exercise of the position or function they hold within the Company;
CLASSIFICATION: PUBLIC	8

c)	those performed to the detriment of the Company, favoring an affiliate, subsidiary or parent company, and the transactions between such parties must be subject to strictly commutative term.

4.5       Disclosure

4.5.1       Accounting disclosure

4.5.1.1	The financial statements of the Eletrobras companies which have performed a transaction with related parties must contain the disclosures which are necessary to emphasize to their public of interest the possibility that the entity’s balance sheet and income statement are affected by the existence of businesses with related parties.

4.5.1.2	For transactions with related parties of entities which are not related to the State, the terms under which they were made must be disclosed. Atypical transactions with related parties after the closing of the financial year or period should also be disclosed.

4.5.1.3	For transactions with related parties of entities which are related to the State, the entity must state in a note the operation in which there is a relationship with the State, as well as other related information, in a synthesized way.

4.5.1.4	If the independent business environment can be effectively demonstrated, it must be disclosed that the transactions with related parties were performed under terms equivalent to those prevailing in the transactions with independent parties.

4.5.1.5	Items which are similar in nature may be disclosed in the aggregate, except when separate disclosure is necessary for the understanding of the effects of the transactions with related parties on the company's financial statements.

4.5.1.6	The transactions with related parties must be disclosed in the notes to the company's financial statements, in accordance with the accounting pronouncements issued by the Commission of Accounting Pronouncements (CPC) and with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). The company will promote the disclosure of transactions with related parties in the Reference Form, under the terms of the applicable CVM Instruction.

4.5.1.7	The transactions with related parties will be disclosed in a timely, clear and accurate manner, when current legislation so determines.

4.5.1.8	In order to ensure the proper disclosure, Eletrobras' accounting departments must keep a permanent reconciliation of the accounting balances of the transactions with related parties already submitted in previous accounting disclosures.

4.5.2       Disclosure of transactions with related parties to the capital market

4.5.2.1	Pursuant to sub-section XXXIII of article 30 of CVM Instruction No. 480 from December 07th, 2014, with the new wording given by CVM Instruction No. 552 from October 09th, 2014, Eletrobras must report to the market, through the Investor Relations Superintendence, by filing a report of transactions with related parties with the Brazilian Securities and Exchange Commission, the transactions with related parties defined in sub-item 4.5.2.6, referring to all the data provided for in annex 30-XXXIII of CVM Instruction No. 552/2014 (Report on transactions with related parties) which are available for completion in the appendix to this policy.

4.5.2.2	In addition, the reports of transactions with related parties filed with the CVM are provided to the US Securities Exchange Commission (SEC) and to stock exchanges in Brazil and abroad where Eletrobras has listed securities, in addition to the disclosure on Eletrobras’ Investor Relations website.
CLASSIFICATION: PUBLIC	9

4.5.2.3	Transactions meeting the criteria established in the applicable CVM Instruction must be disclosed to the market within seven business days from their execution.

4.5.2.4	Any transaction with related parties which falls within one of the assumptions provided for in sub-item 4.5.2.6 can only be made public after the proper disclosure to the market by Eletrobras' Financial and Investor Relations Directorate.

4.5.2.5	The transactions which are subject to specific regulation where there is no type of negotiation between the parties, with rules established for all companies, such as federal tax payments, will not be disclosed under the terms of ICVM No. 552/2014 and applicable amendments.

4.5.2.6	Transactions with related parties which must be reported to the market:

a)	The transaction with related parties, all of them together or related transactions, whose total amount exceeds the lowest of the following amounts:

-	BRL 50,000,000.00 (fifty million Brazilian Reais); or
-	1% (one percent) of the total assets of the Eletrobras company involved, considering the amount of the asset determined based on the latest financial statements or, when applicable, on the latest consolidated financial statements disclosed by the company.

b)	At management's discretion, the transaction with related parties, all of them together or related transactions, whose total amount is lower than the parameters provided for in the preceding clause "a", in view of:

-         the characteristics of the operation;

-         the nature of the relationship of the related party with the Eletrobras company; and

-         the nature and extent of the related party’s interest in the operation.

4.5.2.7	Deadline for the submission of information on transactions with related parties which must be reported:

a)	The General Secretariat or Governance Secretariat of each Eletrobras company must report, in writing to the Chief Governance, Risks and Compliance Officer and to the Chief Finance and Investor Relations Officer, both of Eletrobras, within three business days, regardless of the resolution levels, the approval, in the company in which they operate, of any transaction with related parties which falls within one of the cases provided for in sub-item 4.5.2.6, along with any data provided for in the applicable CVM Instruction.

b)	Without prejudice to the aforementioned provisions, within three business days at the most from the execution, the management of the area in charge of the transaction must confirm to Eletrobras' Chief Financial and Investor Relations Officer, in writing, that the transaction was finalized so that Eletrobras may disclose the operation to the market in a timely manner.

4.5.2.8 Without prejudice to other information which may be required by the applicable CVM Instruction, the General Secretariat or the Governance Secretariat of each Eletrobras company must submit, to Eletrobras' Chief Financial and Investor Relations Officer, within the timeframe established in sub-item 4.5.2.7, the following information regarding the transactions with related parties which fall within the criteria contained in sub-item 4.5.2.6:

CLASSIFICATION: PUBLIC	10

a)	description of the transaction, including:

-         the parties and their relationship with the issuer; and

-         the subject matter and the main terms and conditions.

b)	if, when, how and to what extent the counterparty in the transaction, their partners or administrators participated in:

-         Eletrobras' decision-making process concerning the transaction, describing such participation; and

-	the process of negotiation of the transaction as Eletrobras' representatives, describing such participation.

c)	detailed justification of the reasons why management considers that the transaction has met commutative conditions or provides for adequate compensatory payment, stating things such as:

-	if they have requested bids, performed any price-taking procedure, or attempted, in any other way, to perform the transaction with third parties, explaining, if not, the reasons why they did not do so or, if so, the procedures performed and their results;
-	the reasons that led them to perform the transaction with the related party and not with third parties;
-	detailed description of the actions performed and procedures adopted to ensure the commutativity of the operation.

d)	if the transaction in question is a loan granted by Eletrobras to the related party, the information provided for in this sub-item must necessarily include:

-	an explanation of the reasons why Eletrobras chose to grant it, stating any securities required;
-	a brief analysis of the borrower's credit risk, including independent risk rating, if any;
-	a description of how the interest rate was determined, considering the market risk free rate and the borrower's credit risk;
-	a comparison of the loan interest rate with other similar investments existing on the market, explaining the reasons for any discrepancies;
-	a comparison of the loan interest rate with the rates of other loans received by the borrower, explaining the reasons for any discrepancies;
-	a description of the impact of the transaction on the issuer's financial liquidity status and level of indebtedness.

5       Responsibilities

5.1	Board of Directors – to deliberate on the transactions with related parties under their competence, in accordance with the Regulations of Responsibilities of Eletrobras Companies, or sensitive, subject to the pertinent provisions contained in the proposing company's articles of incorporation. Resolve on this policy and its revisions.

5.2	Executive Board – to deliberate on the transactions with related parties under their competence, in accordance with the pertinent provisions contained in the proposing company's articles of incorporation and in compliance with the Regulations of Responsibilities.
CLASSIFICATION: PUBLIC	11

5.3	Area proposing the matter – to proceed with the instruction of the matter, subject to the provisions contained in this policy, issuing a statement on the transactions with related parties for it to be subsequently submitted to the applicable governance bodies, under the risk of discontinuing the decision-making process.

5.4	Eletrobras' Statutory Audit and Risks Committee – to supervise the compliance and execution of this policy and to express an opinion on the transactions with related parties pursuant to sub-item 4.3 of this policy.

5.5	General secretariat or governance secretariat – when the transaction with related parties is identified by the area proposing the matter, within the established criteria, the general secretariat or governance secretariat must check the necessary documentation in the matters submitted to the respective governance collegiate bodies, reporting to the Chief Financial Officer and to the governance area of the respective company the identification of the transaction with related parties. Furthermore, they must report the approvals of the transactions with related parties to the Chief Financial and Investor Relations Officer and to the Chief Governance, Risk and Compliance Officer, both of Eletrobras, as per sub-items 4.5.1 and 4.5.2, stating the person in charge for clarifications of any information or data relating to the respective transaction with related parties.

5.6	Eletrobras’ accounting department – to ensure the accounting information is disclosed in accordance with the provisions contained in sub-items 4.1.7 and 4.5.1.

5.7	Eletrobras' Investor Relations Superintendence – to disclose the transactions with related parties according to the rules established in the markets where the company is listed, with the specificities defined in sub-item 4.5.2, and strictly subject to the information provided to them under the terms provided for in this policy.

5.8	Eletrobras' corporate governance department – to disclose and disseminate this policy among Eletrobras companies.

5.9	Eletrobras' internal controls department – to define the group of internal controls necessary to comply with this policy, as well as to support the parameterization of the system to automate the controls over transactions and guarantee their effectiveness.

5.10	Chief of Governance, Risk and Compliance – responsible for entering CPF registration data, and also updating it. Propose changes and revisions to this Policy.

5.11	Chief of Corporate Management and Sustainability – responsible for supporting the Chief of Governance, Risks and Compliance in managing the CPF and CNPJ registrations and in parameterizing the system for automation of the controls.

5.12	Other business managers – to adopt adequate internal controls to comply with and monitor the guidelines contained in this policy; to comply with and enforce this policy, also regarding the determination and the fulfillment of the decision-making process provided for therein; and to disclose and give ample transparency to the transactions with related parties performed under the terms provided for in this policy.

6       Concepts

6.1	Company management – board of directors and executive board of Eletrobras and of their companies.

6.2	Areas proposing the matter – departments with the prerogative to analyze and issue an opinion on the transactions with related parties, according to their specialty, and which may act individually or along with other departments, depending on the complexity of the transaction with related parties.
CLASSIFICATION: PUBLIC	12

6.3	Commutativity – condition in which a relationship is profitable for all contracting parties (“win-win” relationship), subject to all relevant factors, such as exchange ratio, adequacy of the assessment methodology adopted to the involved assets, reasonableness of the projections and verification of alternatives available in the market.

6.4	Conflict of interests – situation caused by the confrontation between public and private interests, which may hinder the collective interest or improperly influence the performance of the public service.

6.5	Diligence duty – obligation of the administrator to fulfill their duties with responsibility and zeal.

6.6	Loyalty duty – obligation of the person to negotiate seeking to serve the interest of the company they represent, in the best possible way.

6.7	Affiliates – companies in which Eletrobras has a significant influence.

6.8	Subsidiaries - companies in which the parent company, either directly or through other subsidiaries, holds partner rights that permanently assure them preponderance in the corporate resolutions and the power to elect most administrators.

6.9	Business managers – business unit superintendent or manager in charge of an organizational process.

6.10	ITR – quarterly accounting information.

6.11	Materiality of the transaction with related parties – amount considered relevant for the purposes of responsibility of approval or disclosure of a transaction with related parties.

6.12	Close family member – spouse, partner and children or dependents of the person, of their spouse or partner.

6.13	Operation under strictly commutative terms – action with balance or equivalence in the business considerations, i.e., when a party undertakes to give or do something that is considered equivalent to what is given to them or to what is done for them.

6.14	Corporate agency – company agency defined in their articles of incorporation, such as: annual meeting, board of directors and executive board.

6.15	Adequate compensatory payment – effective assurance to the equity interest hindered by a business in which the transaction with related parties has no commutative provisions.

6.16	Conflicted party – company or entity requesting approval of a matter which is rated as a transaction between related parties.

6.17	Unrelated party – any person or entity not related in the concept of related party, including: a state-owned entity exercising control, either fully or jointly, or that has significant influence over the entity reporting the information; or another entity that is a related party, due to the fact that the same state-owned entity holds control, either fully or jointly, or has significant influence over both parties: the other entity and an Eletrobras company.

6.18	Related parties – person or entity related to one of the Eletrobras companies, in accordance with the applicable Technical Pronouncement of the Commission of Accounting Pronouncements (CPC), namely:
CLASSIFICATION: PUBLIC	13

a)	A person or a close member of their family who holds the full or joint control of an Eletrobras company; who has significant influence over an Eletrobras company; or who holds a position that gives them authority and responsibility for planning, directing and controlling an Eletrobras company or the parent company of an Eletrobras company and/or individuals with ownership interest (either direct or indirect) which is equal to or greater than 20% (twenty percent), according to the applicable CPC, of the capital stock of an Eletrobras company;

b)	An entity that meets one of the following conditions:

-	the entity and an Eletrobras company are members of the same economic group, i.e., the parent company and each subsidiary are inter-related, as well as the entities under common control are related to each other;
-	the entity is an affiliate or part of a joint venture with another entity (or affiliate or jointly controlled by an entity member of an economic group of which the other entity is a member);
-	both entities are part of a joint venture with a third entity;
-	an entity is part of a joint venture with a third entity and the other entity is an affiliate of that third entity;
-	the entity is a post-employment benefit plan whose beneficiaries are the employees of both entities, the one reporting the information and the one related to the one reporting the information. If the entity reporting the information is itself a post-employment benefit plan, the employees who contribute with it will also be considered parties related to the entity reporting the information;
-	the entity is a subsidiary, either fully or jointly, of an entity with full or joint control over an Eletrobras company;
-	a person with full or joint control over an Eletrobras company has significant influence over the entity, or is a member of the key management personnel of the entity (or of a parent company of the entity).

c)	members of the fiscal council, of the board of directors and committees under it, and of the executive board, as well as their spouses, partners and relatives, by blood or affinity, to the second degree;

d)	an individual, legal entity, government, company or entity listed in Eletrobras' Register of Related Parties.

6.19	Public Authority - group of agencies with authority to perform the work of the State, consisting of Legislative Branch, Executive Branch and Judiciary Branch.

6.20	Regulations of Responsibilities of Eletrobras Companies - to establish guidelines and responsibilities for the limits of responsibilities of approval by the authorizing levels of Eletrobras and Eletrobras companies, whether they are related to tangible or intangible values, whether or not involving other organizations, without prejudice to other duties defined in the articles of incorporation of Eletrobras companies not included in these regulations.

6.21	Related transactions – group of similar transactions with a logical relationship to each other due to their purpose or parties, such as subsequent transactions resulting from a first transaction previously completed, provided it has established its primary terms, including the amounts involved and continuous transactions comprising periodic provisions, provided the amounts involved are previously known.

6.22	Transaction with Related Parties (TPR) – transfer of resources, services or obligations between an Eletrobras company and a related party, regardless of whether an amount is charged as consideration.
CLASSIFICATION: PUBLIC	14

7       General Provisions

7.1	The guidelines established in this document should be abided by all employees of the Eletrobras companies, directors, officers, shareholders, in addition to any business partners, suppliers, service providers and employees of commercial partners and special purpose companies.

7.2	In view of the compliance with the specific needs of each company, this policy can be broken down into other specific normative documents, always in line with the principles and guidelines established hereunder.

7.3	The transactions which are subject to specific regulation are transactions where there is no negotiation between the parties, the value and rules are defined for any companies, such as: payment of federal taxes, supply of vehicles at gas stations and services provided by the post office.

CLASSIFICATION: PUBLIC	15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.